

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 13, 2016

Via E-mail
Ms. Kelly Schmidt
Vice President & Controller
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **Re: Owens Corning**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 10, 2016**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
> **Filed April 27, 2016**
> **Form 8-K Filed April 27, 2016**
> **File No. 1-33100**

Dear Ms. Schmidt:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements, page 43

14. Contingent Liabilities and Other Matters, page 78

1.   We note your disclosure that "management believes that the ultimate disposition of the Proceedings and the Environmental Matters will not have a material adverse effect on the Company's financial condition, but could have a material adverse effect on the results of operations, cash flows or liquidity in a given quarter or year." We note this qualifying language appears to be a change from your prior disclosures. If management believes it is reasonably possible that a proceeding and/or environmental matter could have a

material adverse effect on results of operations, cash flows or liquidity, please tell us and disclose and discuss the specific nature of the matter and the range of reasonably possible loss or, if applicable, explain why a range of loss cannot be quantified.

19. Income Taxes, page 87

2.   Please explain to us why the foreign tax rate differential did not have a significant impact on your effective tax rate in 2015. In this regard, we note the significant impact the foreign tax rate differential had on your effective tax rates in prior periods and we note the significant percentage of foreign income in 2015.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Results of Operations, page 37

3.   We note your disclosure that a contractual dispute with a large residential customer could impact revenue growth and EBIT in the insulation segment in 2016, starting in the second quarter. Please tell us and disclose and discuss the specific nature of the dispute and the potential impact it could have on revenue and EBIT, including the significance of this customer to historical results. Also, please tell us and disclose the reasons for the significantly lower insulation segment EBIT margins during the first quarters of FY 2016 and FY 2015 relative to the annual margin in FY 2015.

4.   We note your discussion of the factors that impacted the roofing segment. Please tell us and disclose the reasons for and the impact of "third party asphalt sales" on revenue and EBIT margins in the roofing segment during each period. Please also tell us and disclose and discuss the factors that impact asphalt costs during each period presented.

Form 8-K Filed April 27, 2016

5.   It appears to us that your disclosures of non-GAAP financial measures may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and Construction